UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

                                                                                                                                              Release 05-2004

For immediate release

April 13, 2004

Western Silver completes pre-feasibility study on

Chile Colorado zone at Peñasquito

Deposit mineable at an after tax internal rate of return of 15.3%, payback of initial capital in 4.9 years

VANCOUVER, B.C. – Western Silver Corporation today announced that an independent pre-feasibility study has concluded that the Chile Colorado zone contained within its wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be mined economically at an after tax internal rate of return (IRR) of 15.3% based on 100% equity. Payback of initial capital investment will be realized in 4.9 years.

The study, undertaken by M3 Engineering & Technology Corporation of Tucson, Arizona (M3), was based on metals prices of US$5.50 per ounce of silver, US$350 per ounce of gold, US$0.30 per pound of lead and US$0.45 per pound of zinc. M3 says that based on a sensitivity analysis, using March 31, 2004 metal prices, “an IRR of 26.4% can be achieved.”

“The development of the Chile Colorado deposit on its own offers significant economic potential,” says M3.

It says there are opportunities to improve the economic potential of Chile Colorado with, for example, used equipment if available, improved precious metals recovery and increased reserves. “The presence of other mineralized zones in close proximity, which are being investigated at the moment, offers even further opportunities.”

Also, says M3, the oxide material has been treated as waste. “This oxide material presents a strong opportunity to improve the economic viability of the project in the form of a heap leach operation as this material is known to be amenable to direct leaching.

“The possibility of this being a flagship property exists,” concludes M3. It recommends that the project be advanced to full feasibility as quickly as possible and that the plan to implement the project should similarly proceed “on a fast-track basis.”

The mine plan proposed by M3, through its sub-consultant Independent Mining Consultants, is based on a resource estimate prepared by SNC-Lavalin Engineers and Constructors Inc. (SNC-Lavalin) in March this year. SNC-Lavalin has estimated an in situ and undiluted measured and

05-2004

indicated sulfide resource at Chile Colorado containing 148.7 million tonnes averaging 34.3 g/tonne silver, 0.34 g/tonne gold, 0.29% lead and 0.84% zinc, using a cut-off grade of US3.75 $/tonne. SNC-Lavalin also identified additional inferred resources of 44.9 million tonnes within and adjacent to Chile Colorado and 71.2 million tonnes in the Azul Breccia/Azul NE area immediately to the north. A table showing SNC-Lavalin’s total resource calculation is included as part of this release.

Proven and probable reserves at Chile Colorado are 98.4 million tonnes above a US$3.75/tonne cut-off, with an average grade of 39.65 g/tonne silver, 0.36 g/tonne gold, 0.34% lead and 0.93% zinc. The proven and probable reserves are contained within an engineered pit design based on a floating cone analysis of the SNC-Lavalin resource block model using the measured and indicated sulfide resources.

Over a projected mine life of 13.5 years, approximately 1.44 million tonnes of zinc concentrate and 509,000 tonnes of lead concentrate will be produced, containing 103 million ounces of silver, 626,000 ounces of gold, 287,000 tonnes of lead and 835,000 tonnes of zinc.

M3 says the initial plan is to develop the property as an open pit mine with an average ore production rate of 20,000 tonnes per day. Total capital investment in the project is estimated to be US$164.4 million with operating costs (mine, mill and general administration) estimated at US$5.63 per tonne. The life-of-mine cash cost per ounce of silver before capital depreciation and after operating costs, royalty, marketing charges, profit sharing, and using other metal credits is US$0.32.

Says Western Silver chairman and CEO, Dale Corman: “We are pleased the M3 study confirms an attractive rate of return and payback period for Chile Colorado. We are also encouraged that M3 recognizes the property’s prospects going forward. Our view remains that Chile Colorado is one of the world’s largest economic, undeveloped, bulk-mineable silver deposits.”

He says the pre-feasibility study was based on conservative estimates, including metals prices, costs and tax rates. This, together with M3’s recommendations for improvements, means there is significant upside potential both for Chile Colorado and the Peñasquito project as a whole. Western Silver intends to proceed to a full feasibility study which will also include, in its mine plan, the recovery of gold and silver from oxides and possibly ore from the property’s Outcrop Breccia zone. This study is to be completed in early 2005.

Mr. Corman says the Company will release a resource estimate on the Outcrop Breccia zone, also known as Peñasco, in the coming months. This year, the company also intends completing delineation drilling at the property’s Azul NE and Luna Azul Zones. Work is proceeding to evaluate the high grade intersection at La Palma in the northeast region of Penasquito. The Company is also evaluating the significance of the property’s El Sotol and El Chamisal discoveries.

05-2004

Measured, indicated and inferred mineral resource estimates by SNC-Lavalin at Chile Colorado

Western Silver
Penasquito Project
Summary of Resource Estimate

		Silver	Gold	Lead	Zinc
	M Tonnes	(g/tonne)	(g/tonne)	(%)	(%)
Chile Colorado Zone Sulfides
Measured *	81.2	43.4	0.36	0.37%	0.98%
Indicated *	67.5	23.4	0.31	0.18%	0.67%
Inferred	44.9	21.1	0.21	0.21%	0.59%
Azul Breccia Zone Sulfides
Inferred	71.2	31.5	0.15	0.36%	0.72%

Totals (approx.)	265	267	2.3	0.8	2.0
	(M t)	(M oz)	(M oz)	(M t)	(M t)

Chile Colorado Zone Oxides **
Measured	14.4	15.0	0.13	0.26%	0.30%
Indicated	10.5	15.6	0.18	0.26%	0.29%
Inferred	4.7	11.6	0.11	0.18%	0.17%
Azul Breccia Zone Oxides **
Inferred	19.2	13.0	0.13	0.10%	0.22%

Notes:
* Only measured and indicated sulfide material used for economic evaluations.
** All reported at a US$3.75/tonne NSR cut-off except oxides which are reported at a 5 g/tonne silver cut-off

Pre-Feasibility Reserve Estimate at Chile Colorado

	SULFIDE ORE						WASTE				TOTAL
Mining Phase	ktonnes	NSR $/T	Lead %	Zinc %	Silver g/t	Gold g/t	overburden ktonnes	oxide ktonnes	sulfide ktonnes	total ktonnes	ktonnes

1	8,923	$10.42	0.49	0.90	45.71	0.294	9,738	15,790	4,452	29,980	38,903
2	12,807	$12.77	0.69	1.07	60.89	0.235	11,208	10,496	16,172	37,876	50,683
3	22,463	$9.90	0.32	0.94	39.92	0.348	7,877	14,772	19,571	42,220	64,683
4	18,449	$8.36	0.11	0.94	23.75	0.483	6,246	9,661	24,488	40,395	58,844
5	35,770	$9.61	0.30	0.88	38.57	0.362	12,593	11,273	62,736	86,602	122,372

Total	98,412	$9.93	0.34	0.93	39.65	0.359	47,662	61,992	127,419	237,073	335,485

05-2004

Both SNC-Lavalin, a leading engineering and construction company working in over 100 countries worldwide, and M3, a full service engineering and architectural design firm, are recognized for their experience and capabilities in the development and construction of mines.

The executive summaries of both the M3 pre-feasibility study and the SNC-Lavalin mineral resource estimate are posted on Western Silver’s web site at www.westernsilvercorp.com.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the world’s largest economic, undeveloped silver deposits. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company trades on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

Dr. Conrad Eugene Huss, P.E., V.P. and Chairman of M3 and Jerry T. Hanks, P.E., Senior Metallurgist, are the qualified persons responsible for the authenticity of the contents of the M3 pre-feasibility study. Zofia Ashby, P.Eng., Senior Mining Engineer, and David Owen, P.Eng., Senior Geologist, are the qualified persons responsible for the SNC-Lavalin mineral resource estimate study.

For further information please contact:

Gerald Prosalendis

Vice President Corporate Development

604-641-2769 (direct)

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission